

January 30, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     AIM ETF Products Trust
        Issuer CIK:       0001797318
        Issuer File Number:      333-235734/811-23504
        Form Type:      8-A12B
        Filing Date:      January 30, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of AllianzIM International Equity Buffer15 Uncapped Jan ETF under the Exchange Act of 1934.

Sincerely,

*Bianca Stodden*

Bianca Stodden
Senior Analyst, Listing Qualifications